# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lite Strategy, Inc., CIK 0001262104
CUSIP: 55279B301
Title of class of securities: Common Stock par value $0.00000002
Address of issuer's principal executive offices: 9920 Pacific Heights Blvd, Suite 150, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0001079973-25-001892
Filed by CIK 0001999256

## Reporting persons
- Alexander Schornstein: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Lite Strategy, Inc.
Address of issuer's principal executive offices: 9920 Pacific Heights Blvd., Suite 150 San Diego, CA, 92121

## Item 2. Person Filing
Name of person filing: Alexander Schornstein
Address of principal business office or, if none, residence:
Kaiser-Friedrich-Allee 2, 52074 Aachen
Germany
004915142314669
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
0

On or about June 30, 2026, the respondent has liquidated all of his shares of the Company and no longer holds any shares as of the date of this filing. As of June 30, 2026, the respondent is no longer a beneficial owner of the Company.
Percent of class:
0.00%

Based upon 34,025,200 shares of common stock currently issued and outstanding, as stated in the Company's Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on May 13, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Alexander Schornstein: /s/ Alexander Schornstein, Alexander Schornstein (08/03/2026)